UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM C-AR

UNDER THE SECURITIES ACT OF 1933

Tallgrass Pictures, LLC

(Name of Issuer)

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710 13th St. #307
San Diego, California 92101
https://www.izolabakery.com
(Physical Address & Website of Issuer)

California	**Limited Liability Company**	**November 15, 2004**
(Jurisdiction of Incorporation/Organization)	(Form of Organization)	(Date of Organization)

ANNUAL REPORT DISCLOSURE INFORMATION

Current Number of Employees	45	
	Fiscal Year-End December 31, 2023	**Fiscal Year-End December 31, 2022**
Total Assets	$ 2,769,655	$ 2,300,830
Cash & Cash Equivalents	$ 604,726	$ 348,900
Accounts Receivable	$ 98,497	$ 0
Short-Term Debt	$ 256,880	$ 245,677
Long-Term Debt	$ 1,961,221	$ 2,021,353
Revenues/Sales	$ 1,647,324	$ 1,093,519
Cost of Goods Sold	$ 891,308	$ 753,837
Taxes Paid	$ 0	$ 0
Net Gain (Loss)	$ (309,560)	$ (248,031)

June 24, 2024

Tallgrass Pictures, LLC

IZOLA

Form C-AR: 2023 Annual Report

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This Form C-AR (including the cover page and all exhibits attached hereto, the "Form C-AR") is being furnished by Tallgrass Pictures, LLC, a California Limited Liability Company doing business as IZOLA Bakery (the "Company," "IZOLA," "we," "us," or "our"), providing certain information about the securities previously offered and sold by the Company pursuant to Regulation Crowdfunding under Securities Act of 1933, as amended, (the "Securities"):

Offering Date	Securities Sold	Dollar Amount Raised	Offering Closed
03/29/2022	Revenue Sharing Notes	$101,900.00	06/09/2022
06/13/2022	Membership Units	$997,500.00	01/31/2023
03/13/2023	Membership Units	$539,300.00	03/01/2024

You should rely only on the information contained in this Form C-AR. We have not authorized anyone to provide you with information different from that contained in this Form C-AR. We have sold Securities only in jurisdictions where offers and sales are permitted. You should assume that the information contained in this Form C-AR is accurate only as of the date of this Form C-AR, regardless of the time of delivery of this Form C-AR. Our business, financial condition, results of operations, and prospects may have changed since that date. Statements contained herein as to the content of any agreements or other document are summaries and, therefore, are necessarily selective and incomplete and are qualified in their entirety by the actual agreements or other documents.

Because the Company previously sold securities in Regulation Crowdfunding offerings, it is subject to ongoing annual reporting requirements. This Form C-AR is being filed to cure its delinquency with respect to its 2023 annual reporting obligations. It shall be filed with the Securities & Exchange Commission and be provided to investors at the Company's website.

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No federal or state securities commission or regulatory authority has passed upon the accuracy or adequacy of this document. No federal or state securities commission or regulatory authority has recommended or approved the securities. The U.S. Securities and Exchange Commission ("SEC") does not pass upon the accuracy or completeness of any disclosure document or literature. The Company is filing this Form C-AR pursuant to Regulation Crowdfunding (§ 227.100 et seq.) which requires that it must file a report with the Commission annually and post the report on its website at www.izolabakery.com no later than 120 days after the end of each fiscal year covered by the report. The Company may terminate its 2 reporting obligations in the future in accordance with Rule 202(b) of Regulation Crowdfunding (§ 227.202(b)) by 1) being required to file reports under Section 13(a) or Section 15(d) of the Exchange Act of 1934, as amended, 2) filing at least one annual report pursuant to Regulation Crowdfunding and having fewer than 300 holders of record, 3) filing annual reports for three years pursuant to Regulation Crowdfunding and having assets equal to or less than $10,000,000, 4) the repurchase of all the Securities sold by the Company or another party, or 5) the liquidation or dissolution of the Company

THIS FORM C-AR DOES NOT CONSTITUTE AN OFFER TO PURCHASE OR SELL SECURITIES.

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SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

This Form C-AR contains forward-looking statements within the meaning of the federal securities laws, which are statements that involve substantial risks and uncertainties. Forward-looking statements generally relate to future events or our future financial or operating performance. In some cases, you can identify forward-looking statements because they contain words such as "may," "will," "shall," "should," "expects," "plans," "anticipates," "could," "intends," "target," "projects," "contemplates," "believes," "estimates," "predicts," "potential," or "continue" or the negative of these words or other similar terms or expressions that concern our expectations, strategy, plans, or intentions. Forward-looking statements contained in this Form C-AR include, but are not limited to, statements about:

- our future financial performance, including our revenue, cost of revenue, and operating expenses;
- our ability to maintain the quality and availability of our product(s);
- our ability to increase the number of paid customers;
- our ability to achieve widespread adoption;
- our ability to effectively manage our growth and future expenses;
- our ability to maintain our network of partners;
- our ability to enhance or improve our product(s) to respond to new technologies and requirements;
- our estimated market opportunity;
- the future benefits to be derived from potential third-party partnerships or integrations;
- our ability to maintain, protect, and enhance our intellectual property;
- our ability to comply with modified or new laws and regulations applying to our business;
- the attraction and retention of qualified employees and key personnel;
- our anticipated investments in sales and marketing and research and development;
- the sufficiency of our cash, cash equivalents, and investments to meet our liquidity needs; and
- our ability to successfully defend litigation brought against us.

We caution you that the foregoing list may not contain all of the forward-looking statements made in this Form C-AR.

You should not rely upon forward-looking statements as predictions of future events. We have based the forward-looking statements contained in this Form C-AR primarily on our current expectations and projections about future events and trends that we believe may affect our business, financial condition, results of operations, and prospects. The outcome of the events described in these forward-looking statements is subject to risks, uncertainties, and other factors described in the section titled "Risk Factors" and elsewhere in this Form C-AR. Moreover, we operate in a very competitive and rapidly changing environment. New risks and uncertainties emerge from time to time, and it is not possible for us to predict all risks and uncertainties that could have an impact on the forward-looking statements contained in this Form C-AR. The results, events, and circumstances reflected in the forward-looking statements may not be achieved or occur, and actual results, events, or circumstances could differ materially from those described in the forward-looking statements.

The forward-looking statements made in this Form C-AR relate only to events as of the date on which the statements are made. We undertake no obligation to update any forward-looking statements made in this Form C-AR to reflect events or circumstances after the date of this Form C-AR or to reflect new information or the occurrence of unanticipated events, except as required by law. We may not actually achieve the plans, intentions, or expectations disclosed in our forward-looking statements and you should not place undue reliance on our forward-looking statements. Our forward-looking statements do not reflect the potential impact of any future acquisitions, mergers, dispositions, joint ventures, or investments we may make.

In addition, statements that "we believe" and similar statements reflect our beliefs and opinions on the relevant subject. These statements are based upon information available to us as of the date of this Form C-AR, and while we believe such information forms a reasonable basis for such statements, such information may be limited or incomplete, and our statements should not be read to indicate that we have conducted an exhaustive inquiry into, or review of, all potentially available relevant information. These statements are inherently uncertain, and you are cautioned not to unduly rely upon these statements.

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RISK FACTORS

Risks Related To Our Business & Industry

In addition to the risks detailed below, businesses are often subject to risks not foreseen or fully appreciated by company management. It is not possible to foresee all risks that may affect us. Moreover, the Company cannot predict whether it will successfully effectuate the Company's current business plan.

We have a limited operating history upon which you can evaluate our performance, and accordingly, our prospects must be considered in light of the risks that any new company encounters.

The Company has a relatively short operating history as a bakery-cafe, having transitioned from a photo and film studio in 2020. Although established in 2004, our experience in the food service industry is limited compared to more established competitors. This limited track record may make it difficult for investors to assess our ability to execute our business plan, achieve profitability, and manage the unique challenges of the bakery industry.

The Company is dependent on its bakery-cafe operations.

The Company's current operations and financial viability are heavily reliant on the success of its single bakery-cafe. While the Company was originally established as a photo and film studio, that business segment has been largely inactive since the transition to a bakery in 2020. The revenue generated from the photo and film studio is currently insufficient to sustain the Company's operations independently.

We have a history of losses. If we do not become profitable or maintain profitability in the future, we may not be able to continue to operate.

We have not been profitable in the past. We have not generated any significant revenues to date. Before we are able to generate any material level of revenues, we will incur significant additional losses. We expect to substantially increase our research and development and sales and marketing and general and administrative expenses. As a result, we will need to generate significant revenues to achieve and maintain profitability in the future. We cannot assure you that we will achieve profitable operations or maintain them if achieved. Failure to achieve or maintain profitability will materially and adversely affect our business.

There can be no assurance that the company will achieve profitability.

There can be no assurance that the Company will achieve profitability. The Company may depend upon funds raised from the sale of its stock and additional financings to finance its operations. The Company believes these amounts will be sufficient to finance its operations. However, no assurance can be given as to (i) the sufficiency of the funds raised from the Offering, (ii) the ability of the Company to raise or borrow additional funds, (iii) if the funds are available, that the terms will be acceptable by the Company, or (iv) the ability of the Company to attain its financial objectives.

The Company's success depends on the experience and skill of the board of directors, its executive officers and key employees.

In particular, the Company is dependent on Jeffrey Brown (Co-Founder, Manager, and Head Baker) and Jennifer Chen (Co-Founder and Manager). The Company does not have an employment agreement with these individuals and there can be no assurance that they will continue to be employed by the Company for a particular period of time. The loss of either Jeffrey Brown and Jennifer Chen could harm the Company's business, financial condition, cash flow and results of operations.

The Company has indicated that it has engaged in certain transactions with related persons.

Please see the section of this Memorandum entitled "Transactions with Related Persons and Conflicts of Interest" for further details.

We rely on various intellectual property rights, including patents and trademarks in order to operate our business.

Such intellectual property rights, however, may not be sufficiently broad or otherwise may not provide us a significant competitive advantage. In addition, the steps that we have taken to maintain and protect our intellectual property may not prevent it from being challenged, invalidated, circumvented or designed-around, particularly in countries where intellectual property rights are not highly developed or protected. In some circumstances, enforcement may not be available to us because an infringer has a dominant intellectual property position or for other business reasons, or countries may require compulsory licensing of our intellectual property. Our failure to obtain or maintain intellectual property rights that convey competitive advantage, adequately protect our intellectual property or detect or prevent circumvention or unauthorized use of such property, could adversely impact our competitive position and results of operations. We also rely on nondisclosure and noncompetition agreements with employees, consultants and other parties to protect, in part, trade secrets and other proprietary rights. There can be no assurance that these agreements will adequately protect our trade secrets and other proprietary rights and will not be breached, that we will have adequate remedies for any breach, that others will not independently develop substantially equivalent proprietary information or that third parties will not otherwise gain access to our trade secrets or other proprietary rights.

As we expand our business, protecting our intellectual property will become increasingly important. The protective steps we have taken may be inadequate to deter our competitors from using our proprietary information. In order to protect or enforce our patent rights, we may be required to initiate litigation against third parties, such as infringement lawsuits. Also, these third parties may assert claims against us with or without provocation. These lawsuits could be expensive, take significant time and could divert management's attention from other business concerns. The law relating to the scope and validity of claims in the technology field in which we operate is still evolving and, consequently, intellectual property positions in our industry are generally uncertain. We cannot assure you that we will prevail in any of these potential suits or that the damages or other remedies awarded, if any, would be commercially valuable.

The Company will need to procure funds to sustain the Company's current business plan.
In order to achieve the Company's near and long-term goals, the Company will need to procure additional funds. There is no guarantee the Company will be able to raise such funds on acceptable terms or at all. If we are not able to raise sufficient capital in the future, we will not be able to execute our business plan, our continued operations will be in jeopardy and we may be forced to cease operations and sell or otherwise transfer all or substantially all of our remaining assets, which could cause an investor to lose all or a portion of his or her investment.

Although dependent on certain key personnel, the Company does not have any key man life insurance policies on any such people.
The Company is dependent on Jeffrey Brown and Jennifer Chen in order to conduct its operations and execute its business plan; however, the Company has not purchased any insurance policies with respect to those individuals in the event of their death or disability. Therefore, if Jeffrey Brown or Jennifer Chen dies or becomes disabled, the Company will not receive any compensation to assist with such person's absence. The loss of such person could negatively affect the Company and its operations.

The development and commercialization of our products is highly competitive.
The Company faces significant competition from other bakeries and cafés, both small and large. Numerous independent bakeries operate in the San Diego area, offering similar products and services. Larger chains and grocery stores with bakery sections also pose a competitive threat, as they may benefit from economies of scale, wider brand recognition, and greater marketing resources.

The Company's success depends on its ability to differentiate itself from competitors through factors such as product quality, unique offerings, customer service, and brand reputation. However, there is no guarantee that the Company will be able to maintain or enhance its competitive position. Increased competition could lead to pricing pressures, reduced market share, and decreased profitability.

We are subject to income taxes as well as non-income based taxes, such as payroll, sales, use, value-added, net worth, property and goods and services taxes, in the U.S.
Significant judgment is required in determining our provision for income taxes and other tax liabilities. In the ordinary course of our business, there are many transactions and calculations where the ultimate tax determination is uncertain. Although we believe that our tax estimates are reasonable: (i) there is no assurance that the final determination of tax audits or tax disputes will not be different from what is reflected in our income tax provisions, expense amounts for non-income based taxes and accruals and (ii) any material differences could have an adverse effect on our financial position and results of operations in the period or periods for which determination is made.

We are not subject to Sarbanes-Oxley regulations and lack the financial controls and safeguards required of public companies.
We do not have the internal infrastructure necessary, and are not required, to complete an attestation about our financial controls that would be required under Section 404 of the Sarbanes-Oxley Act of 2002. There can be no assurance that there are no significant deficiencies or material weaknesses in the quality of our financial controls. We expect to incur additional expenses and diversion of management's time if and when it becomes necessary to perform the system and process evaluation, testing and remediation required in order to comply with the management certification and auditor attestation requirements.

We depend on third-party service providers and outsource providers for a variety of services, and we outsource a number of our non-core functions and operations.
In certain instances, we rely on single or limited-service providers and outsourcing vendors because the relationship is advantageous due to quality, price, or lack of alternative sources. If production or service was interrupted and we were not able to find alternate third-party providers, we could experience disruptions in manufacturing and operations including product shortages. If outsourcing services are interrupted or not performed or the performance is poor, this could impact our ability to process, record and report transactions with our customers and other constituents. Such interruptions in the

provision of supplies and/or services could result in our inability to meet customer demand, damage our reputation and customer relationships and adversely affect our business.

We source certain packaging materials from a number of third-party suppliers and, in some cases, single-source suppliers.
Although we believe that alternative suppliers are available, the loss of any of our packaging material suppliers could adversely affect our results of operations and financial condition. Our inability to preserve the current economics of these agreements could expose us to significant cost increases in future years.

Certain of our raw material contracts have minimum purchase commitments that could require us to continue to purchase raw materials even if our sales have declined.
We are contractually obligated to purchase a certain amount of raw materials from our suppliers even if we do not have the customer demand to sustain such purchases. The purchase of raw materials, which we are not able to convert into finished products and sell to our customers would have a negative effect on our business and results of operations.

Our future business, results of operations and financial condition may be adversely affected by reduced availability of our core ingredients.
Our ability to ensure a continuing supply of our core ingredients at competitive prices depends on many factors beyond our control, such as the number and size of farms that grow crops, poor harvests, changes in national and world economic conditions and our ability to forecast our ingredient requirements. The ingredients used in our products are vulnerable to adverse weather conditions and natural disasters, such as floods, droughts, frosts, earthquakes, hurricanes and pestilences. Adverse weather conditions and natural disasters can lower crop yields and reduce crop size and quality, which in turn could reduce the available supply of our core ingredients. If supplies of our core ingredients are reduced or there is greater demand for such ingredients, from us and others, we may not be able to obtain sufficient supply on favorable terms, or at all, which could impact our ability to supply products to distributors and retailers.

Our business could be negatively impacted by cyber security threats, attacks and other disruptions.
Like others in our industry, we continue to face advanced and persistent attacks on our information infrastructure where we manage and store various proprietary information and sensitive/confidential data relating to our operations. These attacks may include sophisticated malware (viruses, worms, and other malicious software programs) and phishing emails that attack our products or otherwise exploit any security vulnerabilities. These intrusions sometimes may be zero-day malware that are difficult to identify because they are not included in the signature set of commercially available antivirus scanning programs. Experienced computer programmers and hackers may be able to penetrate our network security and misappropriate or compromise our confidential information or that of our customers or other third-parties, create system disruptions, or cause shutdowns. Additionally, sophisticated software and applications that we produce or procure from third-parties may contain defects in design or manufacture, including "bugs" and other problems that could unexpectedly interfere with the operation of the information infrastructure. A disruption, infiltration or failure of our information infrastructure systems or any of our data centers as a result of software or hardware malfunctions, computer viruses, cyber attacks, employee theft or misuse, power disruptions, natural disasters or accidents could cause breaches of data security, loss of critical data and performance delays, which in turn could adversely affect our business.

An intentional or unintentional disruption, failure, misappropriation or corruption of our network and information systems could severely affect our business.
Such an event might be caused by computer hacking, computer viruses, worms and other destructive or disruptive software, "cyber attacks" and other malicious activity, as well as natural disasters, power outages, terrorist attacks and similar events. Such events could have an adverse impact on us and our customers, including degradation of service, service disruption. In addition, our future results could be adversely affected due to the theft, destruction, loss, misappropriation or release of confidential customer data or intellectual property. Operational or business delays may result from the disruption of network or information systems and the subsequent remediation activities. Moreover, these events may create negative publicity resulting in reputation or brand damage with customers.

In order for the Company to compete and grow, it must attract, recruit, retain and develop the necessary personnel who have the needed experience.
Recruiting and retaining highly qualified personnel is critical to our success. These demands may require us to hire additional personnel and will require our existing management personnel to develop additional expertise. We face intense competition for personnel. The failure to attract and retain personnel or to develop such expertise could delay or halt the development and commercialization of our product candidates. If we experience difficulties in hiring and retaining personnel in key positions, we could suffer from delays in product development, loss of customers and sales and diversion of management resources, which could adversely affect operating results. Our consultants and advisors may be employed by third parties and may have commitments under consulting or advisory contracts with third parties that may limit their availability to us.

We may implement new lines of business or offer new products and services within existing lines of business.

There are substantial risks and uncertainties associated with these efforts, particularly in instances where the markets are not fully developed. In developing and marketing new lines of business and/or new products and services, we may invest significant time and resources. Initial timetables for the introduction and development of new lines of business and/or new products or services may not be achieved and price and profitability targets may not prove feasible. We may not be successful in introducing new products and services in response to industry trends or developments in technology, or those new products may not achieve market acceptance. As a result, we could lose business, be forced to price products and services on less advantageous terms to retain or attract clients, or be subject to cost increases. As a result, our business, financial condition or results of operations may be adversely affected.

Changes in employment laws or regulation could harm our performance.

Various federal and state labor laws govern our relationship with our employees and affect operating costs. These laws include minimum wage requirements, overtime pay, healthcare reform and the implementation of the Patient Protection and Affordable Care Act, unemployment tax rates, workers' compensation rates, citizenship requirements, union membership and sales taxes. A number of factors could adversely affect our operating results, including additional government imposed increases in minimum wages, overtime pay, paid leaves of absence and mandated health benefits, mandated training for employees, increased tax reporting and tax payment changing 14 regulations from the National Labor Relations Board and increased employee litigation including claims relating to the Fair Labor Standards Act.

Consumer preferences and customer traffic could be negatively influenced by health concerns or negative media coverage regarding the consumption of specific food products. Such concerns can lead to decreased demand and adversely affect sales.

Instances of food safety issues, whether confirmed or unverified, such as foodborne illnesses, tampering, contamination, or mislabeling at any point in the supply chain, have historically damaged the reputations of companies in the food industry. This could also affect us. Any report linking our company to such issues could harm our brand image, significantly reduce sales, and potentially result in product liability claims, lawsuits, or other damages.

Foodborne illnesses like norovirus or hepatitis A, as well as injuries caused by foreign objects in food, have previously led to temporary closures of businesses similar to ours. These incidents can also affect the price and availability of ingredients, increasing costs and decreasing customer visits. Moreover, any instances of food contamination, whether or not they occur at our locations, could subject us or our suppliers to a food recall under the FDA's Food Safety Modernization Act.

One of the potential risks we face in the distribution of our products is liability resulting from tainted products infiltrating the supply chain.

Because we source ingredients from various sources, we rely on various suppliers and their quality control measures. While we have procedures to maintain the highest quality levels in our products, we may be subject to faulty, spoiled or tainted ingredients or components in our products, which would negatively affect our products and our customers' experience with them and could decrease customer demand for our products. In addition, if there are serious illness or injury due to our products, we may be at risk to substantial financial losses, as we do not carry food service insurance.

Ingredient and packaging costs are volatile and may rise significantly, which may negatively impact the profitability of our business.

We purchase large quantities of raw materials. In addition, we purchase and use significant quantities of packaging materials to package our products. Costs of ingredients and packaging are volatile and can fluctuate due to conditions that are difficult to predict, including global competition for resources, weather conditions, natural or man-made disasters, consumer demand and changes in governmental trade and agricultural programs. As such, any material upward movement in raw materials pricing could negatively impact our margins, if we are not able to pass these costs on to our customers, or sales if we are forced to increase our prices, which would adversely affect our business, results of operations and financial condition.

Quality management plays an essential role in determining and meeting customer requirements, preventing defects, improving the Company's products and services and maintaining the integrity of the data that supports the safety and efficacy of our products.

Our future success depends on our ability to maintain and continuously improve our quality management program. An inability to address a quality or safety issue in an effective and timely manner may also cause negative publicity, a loss of customer confidence in us or our current or future products, which may result in the loss of sales and difficulty in successfully launching new products. In addition, a successful claim brought against us in excess of available insurance or not covered by indemnification agreements, or any claim that results in significant adverse publicity against us, could have an adverse effect on our business and our reputation.

One of the potential risks we face in the distribution of our products is liability resulting from counterfeit or tainted products infiltrating the supply chain.

Because we source ingredients from various sources, we rely on various suppliers and their quality control measures. While we have procedures to maintain the highest quality levels in our products, we may be subject to faulty, spoiled or tainted ingredients or components in our products, which would negatively affect our products and our customers' experience with them and could decrease customer demand for our products. In addition, if there are serious illness or injury due to our products, there can be no assurance that the insurance coverage we maintain is sufficient or will be available in adequate amounts or at a reasonable cost, or that indemnification agreements will provide us with adequate protection.

If we are not successful in our initiatives related to delivering high-quality food that our customers can trust, our operations and financial results could be negatively impacted.
Our commitment to providing food that customers trust is a cornerstone of our business. We prioritize using ingredients produced with responsible practices. However, sourcing these ingredients can be challenging and may result in higher costs. Additionally, if we are unable to maintain a consistent and sufficient supply of these ingredients while managing costs, our profitability may be negatively affected.

Failure to adhere to our food policy and related initiatives could lead to negative publicity and potential legal liabilities for false advertising. A degradation of product quality could erode customer trust and lead to decreased sales. If any supplier issues arise and become public, our reputation and sales would likely suffer.

The growing consumer demand for responsibly sourced ingredients has led some competitors to adopt similar practices. This increased competition could further strain our supply chain and make it harder for us to differentiate ourselves in the market, potentially impacting our financial performance.

Our business is substantially dependent upon awareness and market acceptance of our products and brand.
Our business depends on our acceptance by both our end consumers as well as future distributors as a brand that has the potential to provide incremental sales growth rather than reduce distributors' existing sales. We believe that our success will also be substantially dependent upon acceptance of our product name brand. Accordingly, any failure of our brand to maintain or increase acceptance or market penetration would likely have a material adverse affect on our revenues and financial results.

Our business is closely tied to the overall economic health of the United States and the global economy. Adverse economic conditions could have a detrimental effect on our business and financial performance, potentially leading to a significant impact on our liquidity and capital resources, as well as those of our suppliers.
As our business model relies on consumer discretionary spending, broader macroeconomic factors play a crucial role in our financial results. Factors like unemployment, rising fuel and energy costs, foreclosures, bankruptcies, reduced access to credit, and declining home prices can lead to a decrease in discretionary purchases by consumers. Our business strategy focuses on maintaining transaction counts, average check amount, and margin growth. Therefore, any significant decline in customer traffic or average profit per transaction, resulting from reduced purchases or a shift towards lower-priced items, will negatively impact our financial performance. If negative economic conditions persist or worsen, consumers may permanently alter their discretionary spending habits, further affecting our business.

Additionally, financial difficulties faced by our suppliers could disrupt the supply chain, resulting in product delays or shortages. This could further exacerbate the challenges we face during economic downturns.

As a food production company, all of our products must be compliant with regulations by the Food and Drug Administration (FDA).
We must comply with various FDA rules and regulations, including those regarding product manufacturing, food safety, required testing, and appropriate labeling of our products. It is possible that regulations by the FDA and its interpretation thereof may change over time. As such, there is a risk that our products could become non-compliant with the FDA's regulations and any such non-compliance could harm our business.

The evolving landscape of consumer preferences and regulatory oversight regarding nutrition and advertising practices poses a potential risk to our business.
As consumers increasingly prioritize healthier options and demand transparency, our industry faces heightened scrutiny. While we have taken proactive steps to comply with current regulations by updating our menu boards and printed menus to include caloric information, future regulations could necessitate further nutritional disclosures or restrict the use of certain ingredients.

Implementing and monitoring these changes may incur additional costs, which could negatively impact our business. Additionally, adapting our offerings to meet evolving consumer preferences and regulatory requirements might be challenging and could potentially alienate certain customer segments. It is crucial for us to remain vigilant and adaptable in navigating this changing landscape to ensure our continued success and customer satisfaction.

Reductions in sales of our products will have an adverse effect on our profitability and ability to generate cash to fund our business plan.

The following factors, among others, could affect continued market acceptance and profitability of our products:

- the introduction of competitive products;
- changes in consumer preferences among commercial beverage products;
- changes in consumer drinking habits, including trends away from certain categories, including major allergen-free, gluten-free and non-GMO products;
- changes in awareness of the social effects of farming and commercial beverage production;
- changes in consumer perception about trendy beverages;
- changes in consumer perception regarding the healthfulness of our products;
- the level and effectiveness of our sales and marketing efforts;
- any unfavorable publicity regarding products or similar products;
- any unfavorable publicity regarding our brand;
- litigation or threats of litigation with respect to our products;
- the price of our products relative to other competing products;
- price increases resulting from rising commodity costs;
- any changes in government policies and practices related to our products, labeling and markets;
- regulatory developments affecting the manufacturing, labeling, marketing or use of our products;
- new science or research that disputes the purported healthfulness of our products; and
- adverse decisions or rulings limiting our ability to promote the benefits of our beverages.

The emergence of a widespread disease outbreak, whether regional or global, poses a significant threat to our business.

Our establishment is often seen as a community gathering place for social and professional interactions. However, during a health crisis, customers may choose to avoid such public spaces, and government authorities may impose restrictions or outright bans on public gatherings to mitigate the spread of the disease.

Furthermore, a pandemic could severely disrupt our supply chain, leading to delays or shortages in the production and delivery of essential ingredients and products. Additionally, we could face staffing challenges as employees may be unable to work due to illness or quarantine measures. These factors combined could have a substantial and lasting negative impact on our business operations and financial performance.

We face risks relating to public health conditions such as the COVID-19 pandemic, which could adversely affect the Company's customers, business, and results of operations.

Our business and prospects could be materially adversely affected by the COVID-19 pandemic or recurrences of that or any other such disease in the future. Material adverse effects from COVID-19 and similar occurrences could result in numerous known and currently unknown ways including from quarantines and lockdowns which impair the Company's business. If the Company purchases materials from suppliers in affected areas, the Company may not be able to procure such products in a timely manner. The effects of a pandemic can place travel restrictions on key personnel which could have a material impact on the business. In addition, a significant outbreak of contagious diseases in the human population could result in a widespread health crisis that could adversely affect the economies and financial markets of many countries, resulting in an economic downturn that could reduce the demand for the Company's products and impair the Company's business prospects including as a result of being unable to raise additional capital on acceptable terms to us, if at all.

We are subject to geographic concentration risk.

The Company currently operates only one bakery-cafe located in San Diego, California. As a result, our business is highly dependent on the economic conditions, consumer preferences, and competitive landscape of this single geographic market. Any adverse changes in these factors could have a disproportionately negative impact on our financial performance and prospects.

Potential Risks Associated with geographic concentration:

- **Economic Downturn:** A local economic downturn in San Diego could significantly reduce consumer spending and foot traffic in our bakery-cafe, leading to a decline in sales and profitability.
- **Changing Consumer Preferences:** Shifts in local consumer preferences or trends away from our products could adversely affect demand and our ability to maintain or increase market share.
- **Increased Competition:** The emergence of new competitors or the expansion of existing competitors in the San Diego market could intensify competition, potentially leading to price wars, reduced market share, and lower profitability.

- **Natural Disasters or Other Disruptions:** Natural disasters, such as earthquakes, fires, or floods, or other unforeseen events specific to the San Diego area, could disrupt our operations, damage our bakery-cafe, or temporarily close it down, resulting in significant financial losses.
- **Regulatory Changes:** Changes in local regulations, zoning laws, or health codes in San Diego could increase operating costs, restrict our business activities, or require costly renovations or modifications to our bakery-cafe.

The Company has experienced past disruptions to its business operations due to non-compliance with food permitting requirements.

Specifically, our bakery-cafe located at 710 13th St. in San Diego, California was forced to temporarily cease operations because the scale of our bakery operations exceeded the limitations set forth in our existing food permit. This incident resulted in financial losses and potential damage to our reputation.

Potential Risks Associated with Regulatory and Permitting Compliance:

- **Future Non-Compliance:** There is a risk that we may again inadvertently violate food permitting regulations, either due to changes in those regulations or our own oversight. Such non-compliance could result in further interruptions to our operations, fines, penalties, or legal action.
- **Increased Costs:** Obtaining and maintaining necessary permits and licenses can be costly and time-consuming. We may incur significant expenses to comply with evolving regulations, potentially impacting our profitability.
- **Delays and Disruptions:** The process of obtaining permits or resolving compliance issues may cause delays in our business operations, including renovations, expansions, or new product launches.
- **Reputation Damage:** Negative publicity surrounding regulatory non-compliance could harm our brand image and customer trust, leading to reduced sales and customer loyalty.

The Company's future growth and success are heavily reliant on our ability to successfully relocate and expand operations into a new 5,000 square foot indoor-outdoor building adjacent to Fault Line Park in San Diego's East Village.

Several factors could impede or prevent this relocation, jeopardizing our business continuity and financial viability. Potential risks associated with expansion and relocation include:

- **Construction and Permitting Delays:** The renovation and preparation of the new space may encounter unforeseen delays due to construction challenges, permitting issues, or other regulatory hurdles.
- **Customer Retention and Acquisition:** Our existing customer base may not follow us to the new location, and attracting new customers in the East Village may prove difficult, leading to a decline in sales and revenue.
- **Operational Challenges:** The new space may present unforeseen operational challenges, such as layout inefficiencies, inadequate infrastructure, or unexpected maintenance costs, hindering our ability to operate smoothly and efficiently.
- **Branding and Marketing:** Our current brand identity and marketing efforts may not resonate with the new target market in the East Village, requiring significant adjustments and investments to maintain brand recognition and customer loyalty

Risks Related to Our Securities

THE SECURITIES INVOLVE A HIGH DEGREE OF RISK AND MAY RESULT IN THE LOSS OF YOUR ENTIRE INVESTMENT. THE RISKS BELOW ARE APPLICABLE TO BOTH THE REVENUE SHARING NOTES AND THE LLC MEMBERSHIP UNITS, COLLECTIVELY THE "SECURITIES", UNLESS SPECIFIED OTHERWISE.

The Securities have not been registered under federal or state securities laws, leading to an absence of certain regulation applicable to the Company.

No governmental agency reviewed or passed upon the securities' offerings, the Company or any Securities of the Company. The Company relied on exemptions from securities registration requirements under applicable state securities laws. Investors in the Company, therefore, did not receive any of the benefits that such registration would otherwise provide. Investors must have assessed the adequacy of disclosure and the fairness of the terms of the offerings on their own or in conjunction with their personal advisors.

The Securities are not freely tradable until one year from the initial purchase date. Although the Securities may be tradable under federal securities law, state securities regulations may apply, and each investor should consult with his, her or their attorney. The Company may also limit potential sales or transfers of the Securities and may never undergo a liquidity event, which further limits your ability to liquidate your investment.

You should be aware of the long-term nature of your investment. There is not currently and likely will not in the future be a public market for the Securities. Because the Securities have not been registered under the Securities Act or under the securities laws of any state or non-United States jurisdiction, the Securities have transfer restrictions and cannot be resold in the United States except pursuant to Rule 501 of Regulation Crowdfunding:

Any Securities sold pursuant to Regulation Crowdfunding being offered may not be transferred by any purchaser of such Securities during the one-year holding period beginning when the Securities were issued, unless such Securities are transferred: 1) to the Company, 2) to an accredited investor, as defined by Rule 501(d) of Regulation D promulgated under the Securities Act, 3) as part of an IPO or 4) to a member of the family of the investor or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the investor or the equivalent, or in connection with the death or divorce of the investor or other similar circumstances. "Member of the family" as used herein means a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother-in-law, father-in-law, daughter-in-law, son-in-law, sister-in-law, brother-in-law, and includes adoptive relationships. Remember that although you may legally be able to transfer the Securities, you may not be able to find another party willing to purchase them.

It is not currently contemplated that registration under the Securities Act or other securities laws will be effected. Transfer of the Securities is also subject to the prior written approval of the Company, which may be given or withheld in the Company's sole discretion. Limitations on the transfer of the Securities may also adversely affect the price that you might be able to obtain for the Securities in a private sale.

Additionally, if you want to sell your Securities, the Company will have the first right of refusal to buy the Securities, which could make it harder to find a buyer. The Company's Operating Agreement may also further restrict investors from selling or transferring their Securities.

No Guarantee of Return on Investment
There is no assurance that an investor will realize a return on its investment or that it will not lose its entire investment.

The price of the Securities was set by the Company in accordance to its capital needs.
The purchase price of the Securities was determined primarily by the anticipated capital needs of the Company and bears no relationship to any established criteria of value such as book value, sales, or earnings.

A majority of the Company is owned by a small number of owners.
Prior to the Offering, the current owners of the Company who own 20% or more of the Company's outstanding equity currently beneficially own up to 73.94% of the Company's equity. Subject to any fiduciary duties owed to our other owners or investors under California law, these owners may be able to exercise significant influence over matters requiring owner approval, including the election of directors or managers and approval of significant Company transactions, and will have significant control over the Company's management and policies. Some of these persons may have interests that are different from yours. For example, these owners may support proposals and actions with which you may disagree. The concentration of ownership could delay or prevent a change in control of the Company or otherwise discourage a potential acquirer from attempting to obtain control of the Company, which in turn could reduce the price potential investors are willing to pay for the Company. In addition, these owners could use their voting influence to maintain the Company's existing management, delay or prevent changes in control of the Company, or support or reject other management and board proposals that are subject to owner approval.

Certain investors do not have a vote or influence on the management of the Company.
All decisions with respect to the management of the Company will be made exclusively by the officers, directors, managers or employees of the Company. Purchasers of Revenue Sharing Notes and non-majority holders of Membership Units have no ability to vote on issues of Company management, have no right or power to take part in the management of the company, and are not represented on the board of directors or managers of the Company.

Membership Units are equity interests in the Company and do not constitute indebtedness.
Membership Units rank junior to all existing and future indebtedness and other non-equity claims on the Company with respect to assets available to satisfy claims on the Company, including in a liquidation of the Company. Additionally, unlike indebtedness, for which principal and interest would customarily be payable on specified due dates, there will be no specified payments with respect to the Membership Units. Dividends are payable only if, when and as authorized and declared by the Company and depend on, among other matters, the Company's historical and projected results of operations, liquidity, cash flows, capital levels, financial condition, debt service requirements and other cash needs, financing covenants, applicable state law, federal and state regulatory prohibitions and other restrictions and any other factors the Company's managing members deem relevant at the time. In addition, the terms of the Membership Units do not limit the amount of debt or other obligations the Company may incur in the future. Accordingly, the Company may incur substantial amounts of additional debt and other obligations that will rank senior to the Membership Units.

Investors cannot declare Membership Units in "default" and demand repayment.
Unlike the Revenue Sharing Note, the Membership Units do not have any "default" provisions upon which investors will be able to demand repayment of their investment.

Membership Units are subordinated to all other forms of capital.
Membership Units represent equity in the Company. However, Membership Units are subordinate to all other forms of capital in the Company's capital structure. Therefore, in the event of a liquidation, dissolution, or winding up of the Company, holders of Membership Units will only receive distributions after all senior forms of equity, if there are any, and debt have been fully paid. However, there is no guarantee of any investment return.

The Company does not anticipate paying any cash dividends for the foreseeable future.
The Company currently intends to retain future earnings, if any, for the foreseeable future, to repay indebtedness and to support its business. The Company does not intend in the foreseeable future to pay any dividends to holders of its Membership Units.

There can be no assurance that we will ever provide liquidity to Membership Unit investors through either a sale of the Company or a registration of the Membership Units.
There can be no assurance that any form of merger, combination, or sale of the Company will take place, or that any merger, combination, or sale would provide liquidity for Membership Unit investors. Furthermore, we may be unable to register the Membership Units for resale for legal, commercial, regulatory, market-related, or other reasons. In the event that we are unable to effect a registration, Membership Unit investors could be unable to sell their securities unless an exemption from registration is available.

Ownership of Membership Units is subject to dilution.
Owners of Membership Units do not have preemptive rights. If the Company conducts subsequent offerings of Membership Units or securities convertible into Membership Units, issues units pursuant to a compensation or distribution reinvestment plan or otherwise issues additional units, owners of Membership Units who do not participate in those other unit issuances will experience dilution in their percentage ownership of the Company's outstanding units. Furthermore, owners of Membership Units may experience a dilution in the value of their units depending on the terms and pricing of any future unit issuances and the value of the Company's assets at the time of issuance.

The Revenue Sharing Notes are effectively subordinate to any of our debt that is secured.
The Revenue Sharing Notes are unsecured, unguaranteed obligations of the Company and are effectively subordinated to any present or future secured debt obligations that we may incur in the future to the extent of the value of the assets securing that debt. The effect of this subordination is that if we are involved in a bankruptcy, liquidation, dissolution, reorganization or similar proceeding, or upon a default in payment on, or the acceleration of, any of our secured debt, if any, our assets that secure debt will be available to pay obligations on the Revenue Sharing Notes only after all debt under our secured debt, if any, has been fully paid from those assets. Holders of the Revenue Sharing Notes will participate in any remaining assets ratably with all of our other unsecured and unsubordinated creditors, including trade creditors. We may not have sufficient assets remaining to pay amounts due on any or all of the Revenue Sharing Notes then outstanding.

We are permitted to incur more debt, which may decrease our ability to pay interest and principal on the Revenue Sharing Note when it comes due.
We are not restricted from incurring additional debt or other liabilities. If we incur additional debt or liabilities, Revenue Sharing Notes may be subordinate to the payment of principal or interest on such other future debt, and our ability to pay our obligations on the Revenue Sharing Notes could be adversely affected. We expect that we will from time to time incur additional debt and other liabilities. In addition, we are not restricted from paying dividends or issuing or repurchasing our Membership Units.

The provisions of the Revenue Sharing Notes relating to a liquidation event or change of control transactions will not necessarily protect investors.
The provisions in the Revenue Sharing Notes will not necessarily afford protection in the event of a transaction that may adversely affect holders of Revenue Sharing Notes, including a reorganization, restructuring, merger or other similar transaction. These transactions may not involve a "liquidation event" or "change of control" which would trigger these protective provisions. Except in certain circumstances, the Revenue Sharing Notes will not permit the holders of the Revenue Sharing Notes to require us to repay the obligations the Revenue Sharing Notes in the event of a takeover, recapitalization or similar transaction.

We may not be able to generate sufficient cash flow to meet our interest payment obligations on the Revenue Sharing Notes.
Our ability to generate sufficient cash flow from operations to make scheduled interest payments on the Revenue Sharing Notes will depend on our future financial performance, which will be affected by a range of economic, competitive, and business factors, many of which are outside of our control. The Company will be in default if it is unable to pay interest or

principal when due, which could force us to discontinue our business. If we do not generate sufficient cash flow from operations, we may have to undertake alternative financing plans, such as refinancing or restructuring our debt, selling assets, reducing or delaying capital investments, or seeking to raise additional capital. We cannot assure that any refinancing would be possible, that any assets could be sold, or, if sold, of the timing of the sales and the amount of proceeds realized from those sales, or that additional financing could be obtained on acceptable terms, if at all, or would be permitted under the terms of the agreements governing our indebtedness then outstanding. Our inability to generate sufficient cash flow to satisfy our interest payments on the Revenue Sharing Notes would severely negatively impact investments in the Revenue Sharing Notes.

_____

Tallgrass Pictures, LLC
710 13th St. #307
San Diego, California 92101
https://www.izolabakery.com

Mailing Address:
3312 Front St.
San Diego, California 92101

Business & Anticipated Business Plan

IZOLA is a San Diego-based bakery that has captured the hearts and taste buds of locals and tourists alike with its exceptional croissants and sourdough bread, all served hot from the oven. The bakery began operations in 2020 amidst the challenges of the COVID-19 pandemic and has experienced rapid growth, fueled by a commitment to quality ingredients, innovative baking techniques, and a focus on creating an inviting and inclusive community space.

IZOLA's vision is to change the way America experiences croissants and sourdough. Through a combination of technological innovation, operational efficiency, and unwavering commitment to quality and hospitality, IZOLA aims to create a truly unique and memorable experience for every customer, one hot croissant and sourdough bread slice at a time.

IZOLA's business model revolves around a vertically integrated approach, encompassing production, retail, and customer experience. The bakery's core revenue streams are generated through the direct sale of its croissants and sourdough bread at its San Diego storefront. However, IZOLA recognizes the potential for expansion and diversification.

The company's roadmap focuses on building a robust infrastructure to support this growth. The planned dough innovation center and bakeshop will not only enable us to increase production capacity but also serve as a hub for innovation, allowing IZOLA to experiment with new products and streamline operations. This will pave the way for the future establishment of multiple IZOLA Bread Cafés across Southern California, each offering the same high-quality, hot-from-the-oven experience that has become synonymous with the brand.

Beyond brick-and-mortar expansion, IZOLA is also exploring opportunities in retail partnerships and direct-to-consumer channels. By partnering with grocery stores and developing an online ordering platform, IZOLA aims to make its products more accessible to a wider audience. The goal of this multi-pronged approach is to help the bakery to reach new customers, increase sales, and solidify its position as a leader in the artisanal baked goods market within Southern California.

Current Location & Previous Location

IZOLA is just wrapping up final renovations for its new location (1429 Island Ave.)—dubbed IZOLA Island— in San Diego's East Village. The new space boasts a larger kitchen and an expanded seating area, allowing for increased production and a more comfortable dining experience. Loyal patrons and curious newcomers alike are invited to rediscover IZOLA's beloved croissants and sourdough, now served in a bright and inviting atmosphere. With this move, IZOLA is poised to further solidify its place as a beloved San Diego institution and continue its mission of providing exceptional baked goods to the community.

IZOLA's previous location (710 13th St.), nestled above a former photo studio in San Diego's East Village, is now available for private event rentals. This intimate space, where the bakery's journey began, exudes a charming ambiance with exposed brick walls, warm lighting, and remnants of the original photo studio. It's a perfect venue for small gatherings, intimate celebrations, and corporate events, offering a unique backdrop for creating memorable experiences. While no longer serving its signature baked goods, the space still carries the spirit of IZOLA, a testament to the bakery's humble beginnings and unwavering commitment to community and connection.

Current Products

1. *Croissants:*

   IZOLA's croissants are a testament to artisan craftsmanship and dedication to quality. Made with organic flour, butter from Normandy, organic eggs and sugar, and grass-fed milk, each croissant boasts 96 delicate layers of buttery goodness. The bakery's commitment to using the finest ingredients and meticulous technique results in a croissant that is both visually stunning and incredibly delicious. Warm, flaky, and boasting a rich buttery flavor, IZOLA's croissants have garnered a loyal following and are often cited as a must-try for any visitor to San Diego.

2. *Sourdough Bread:*

    IZOLA's sourdough bread is enriched from a process consisting of slow fermentation and the use of high-quality, organic ingredients. Crafted with a wild yeast starter, the dough undergoes a meticulous three-day process, resulting in a complex flavor profile and a satisfyingly chewy texture. The bread boasts a thick, crackly crust that gives way to a soft, airy interior with a subtle tang. IZOLA's sourdough is a versatile loaf, perfect for enjoying on its own, dipping in olive oil, or as the foundation for a gourmet sandwich.

3. *Drinks:*

    IZOLA complements its baked goods with a selection of carefully curated beverages. Alongside classic coffee options like espresso and cappuccino, the bakery offers unique seasonal drinks like lavender lattes and refreshing iced teas. For those seeking something more indulgent, IZOLA's hot chocolate, made with rich dark chocolate, is a decadent treat. The company also anticipates applying for an ABC Type 41 alcohol permit, which will enable it to sell beer and wine.

4. *Pantry Items and Merchandise:*

    IZOLA offers a curated selection of pantry items and merchandise that complement their baked goods and enhance the customer experience. Its shelves feature locally sourced jams, honey, and olive oil, perfect for pairing with their sourdough bread or croissants. Additionally, the Company offers bags of their freshly roasted coffee beans, allowing customers to recreate the IZOLA experience at home. To further promote their brand, it also sells branded merchandise such as tote bags, aprons, and t-shirts, which serve as a reminder of the bakery's commitment to quality and community.

Future Plans

IZOLA's business model revolves around a vertically integrated approach, encompassing production, retail, and customer experience. The bakery's core revenue streams are generated through the direct sale of its croissants and sourdough bread at its San Diego storefront. In October 2023, the bakery was forced to temporarily close its doors due to a food permitting violation. While this presented a challenge, IZOLA remains committed to its mission and is actively seeking a new location to continue serving its community. The company has identified a 5,000 square-foot, indoor-outdoor building adjacent to Fault Line Park at the corner of 14th and Island in San Diego's Easy Village (IZOLA Island). It plans to move into this building and begin operations by the end of Q2 2024.

IZOLA's business model is centered around the IZOLA Main development project, which is a significant investment in the company's future growth and expansion. The new facility is being designed to improve the quality and consistency of our signature products while also increasing production capacity for future locations.

This project will create a state-of-the-art "Dough Innovation Center," which will enhance future production at IZOLA bakeries. At IZOLA Main, IZOLA croissants and sourdough will be produced for cafés the Company anticipates opening throughout Southern California. These cafés are expected to be small, 500 square-foot bakeshops that operate as a standalone bakery. For heightened demand, the cafés would store hot-and-ready croissants and sourdough baked at IZOLA Main.

In addition to serving as production hub, IZOLA Main will serve as a community space for City Heights residents and visitors. It will also operate as a bakery for patrons, serving fresh croissants and sourdough bread hot-from-the-ovens.

The IZOLA Main project represents a major step forward for the company, better positioning the Company to meet growing demand, expand into new markets, and create higher-paying jobs due to increased efficiency. By investing in this cutting-edge facility, IZOLA is demonstrating its commitment to innovation, quality, and community impact, solidifying its position as a leader in San Diego's vibrant bakery scene. Currently, the IZOLA team has secured a lease for the IZOLA Main location and is working to submit a building plan to the city of San Diego. The team needs a substantial amount of capital to begin building this location once construction plans have been approved. The team expects to open IZOLA Main in Q4 2025.

In addition to IZOLA Island and IZOLA Main, IZOLA is planning to expand its sales pipeline in the next couple of years, first beginning with opening its second bread café.

IZOLA Bread Cafés

Bread Cafés are small (<1,000 square feet) bakeshops serving hot-from-the-oven sourdough and croissants all day + supplied for night-time demand from IZOLA Main. Bread Café #2 (IZOLA Island is considered Bread Café #1) is expected to open in Q2 2025.

IZOLA Bake Truck

IZOLA Bake Truck is a food truck concept turned inside out, with ovens baking fresh sourdough and croissants on the outside of the truck. The bake truck will also be used to enhance product awareness ahead of Bread Café openings and is expected to be rolled out in late-2026.

IZOLA Bake at Home / Wholesale

IZOLA's Bake at Home program will serve as the birth of its wholesale channel, where consumers and business can purchase frozen ingredients supplied by IZOLA to bake sourdough and croissants at their own house or business location.

Directors & Officers

Name	Board Service	Company Position(s)	Principal Occupation(s)	Business Experience
Jeffrey Brown	N/A	Manager, Co-Founder, and Head Baker	Co-Founder, Manager, and Head Baker @ IZOLA *March 2020 – Present* *San Diego, CA* Manage all food preparation and baking activities. Continuously curating a menu of "everyday", seasonal, and new culinary products.	Co-Founder, Manager, and Head Baker @ IZOLA *March 2020 – Present* *San Diego, CA* --- Founder, Director, and Executive Producer @ Tallgrass Pictures *October 1997 – March 2020* *San Diego, CA*
Jennifer Chen	N/A	Manager, Co-Founder	Co-Founder and Manager @ IZOLA *March 2020 - Present* *San Diego, CA* Managing product procurement, inventory management, and operational strategy, among many other ad-hoc responsibilities to ensure the bakery is operating smoothly. -- Associate Director of Merchandising @ Brilliant Earth *May 2008 – Present* *San Francisco, CA* Lead the merchandising, visual merchandising, and product development strategy.	Co-Founder and Manager @ IZOLA *March 2020 - Present* *San Diego, CA* --- Associate Director of Merchandising @ Brilliant Earth *May 2008 – Present* *San Francisco, CA* --- Senior Merchandise Manager @ Provide-Commerce *March 2009 – March 2012* *San Diego, CA* --- Buyer @ Wal-Mart *August 2005 – April 2008* *Brisbane, CA*

CURRENT OWNERSHIP & CAPITAL STRUCTURE

Company Securities Issued & Outstanding

Security	Amount Authorized	Amount Issued & Outstanding	Voting Rights	Other Rights or Terms	How this security may limit, dilute, or qualify securities issued in the Offering	Ownership Percentage (assume converted prior to Offering)
Membership Units	N/A	12,983,400	1 vote per unit for Managing Members only	No preferred returns Limitations on withdrawals and transfers No liability	The Securities will be diluted if/when the Company issues additional common or preferred membership units.	100%
Revenue Sharing Note	$101,900 Principal Amount	$90,382.14 Principal Amount	N/A	The revenue sharing notes will be repaid to investors at a rate of .306% of gross revenue, paid quarterly until the maturity date, when any balance remaining becomes due in full.	N/A	0%

Principal Security Holders

The beneficial owners of 20% percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power, are listed below.

Name	Security	Number Held	Voting Power Prior to Offering
Jeffrey Brown	Membership Units	9,600,000	73.94%

Exempt Offerings Conducted Within the Past Three Years

Date of Offering	Exemption	Securities Offered	Amount Sold	Use of Proceeds
March 13, 2023	Regulation Crowdfunding	Membership Units, $2.00 per unit	$539,300	Croissant & sourdough equipment upgrade, IZOLA Main building planning services and debt servicing, and general corporate purposes
June 13, 2022	Regulation Crowdfunding	Membership Units, $1.00-$2.00 per unit	$997,500	Croissant & sourdough, 710 13th St. facility renovations, IZOLA Main building planning services and debt servicing, and general corporate purposes

March 29, 2022	Regulation Crowdfunding	Revenue Sharing Note	$101,900	Build out café space at 710 13th St. and general corporate purposes

Material Terms of Any Debt

The Company owes the following:

Creditor(s)	Amount Outstanding	Interest Rate	Maturity Date	Other Material Terms
Revolving credit	$78,388 as of April 2024	Up to 29.99%	Revolving	Minimum payments must be made each month that amounts to the interest charged per period plus 1% of the total balance. The Company expects to pay off its credit card balances from the proceeds of this raise.
Various investors	$90,382.14	N/A	January 1, 2031	On June 2022, the Company issued $101,900 in revenue sharing notes to investors. The revenue sharing notes will be repaid to investors at a rate of .306% of gross revenue, paid quarterly until the maturity date, when any balance remaining becomes due in full.
U.S. Small Business Administration (SBA)	$317,200.00	3.75%	August 5, 2051	The SBA loan is secured by any tangible and intangible assets purchased from the proceeds of this loan. Jeffrey Brown has personally guaranteed the repayment of this loan.
3320 Fairmount LLC	Remaining lease obligation: $4,492,581	N/A	August 4, 2047	On August 1, 2022, the Company entered into a lease with 3320 Fairmount LLC for the IZOLA Main property at 3320 Fairmount Avenue in San Diego, California. Rental payments fund the previously described loan obligations guaranteed by IZOLA as well as development and property improvement expenses. The Company's annual lease obligation is $193,924 through 2028, and the aggregate obligation thereafter is $3.6M. Monthly payments are currently $16,160. Payments are subject to increase if leasehold improvement expenses increase.

				The lease will terminate on the later of (A) August 4, 2047 or (B) the termination of the 3320 Fairmount LLC loans previously described.
				If the all loans and obligations related to tenant improvements are paid-in-full before the termination of this lease, monthly lease payments will be equal to the then-prevailing base rental rate for new triple net leases of comparable space in the City Heights area, excluding the value of the tenant improvements paid for by Tallgrass Pictures, LLC.
				Using current price per square foot per month for comparable properties, the monthly lease payments would be $17,000, excluding tenant improvements made by Tallgrass Pictures, LLC. This is a forward-looking estimate and is expected to change.

Related Party Transactions

From time to time the Company may engage in transactions with related parties. Related parties are defined as any director or officer of the Company; any person who is the beneficial owner of 20% percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power; any promoter of the Company; any immediate family member of any of the foregoing persons or an entity controlled by any such immediate family member.

The Company has engaged in the following transactions which may give rise to a conflict of interest with the Company, its operations, or its security holders.

Related Party	Relationship to Company	Dollar Amount	Nature of Transaction
Jennifer Chen	Managing Member	Par value: $24,000	Jeffrey Brown gifted Jennifer Chen 2,400,000 Membership Units in the Company in 2022.
3320 Fairmount LLC	Limited liability company owned by Jeffrey Brown and Jennifer Chen	$1,160,000 principal + interest	IZOLA has irrevocably and unconditionally guaranteed the repayment of principal and interest for the following: 3320 Fairmount LLC entered into a loan to borrow $1,160,000 to finance the acquisition and improvement of the IZOLA Main property at 3320 Fairmount Avenue in San Diego, California. The interest rate is fixed at 6.58% per annum, and the loan matures September 3, 2047.

			For the first five years of the loan's term, prepayment is permitted with a penalty starting at 5%, and reduced by 1% each subsequent year, on the prepaid amount. Thereafter, prepayment may be made without penalty but shall not exceed 20% of the outstanding principal amount each year. If the loan is refinanced and prepaid in full, the applicable prepayment penalty for that year shall apply. The balance of the loan was $1,142,782 as of May 2024.
3320 Fairmount LLC	Limited liability company owned by Jeffrey Brown and Jennifer Chen	Up to $890,000 principal + interest	IZOLA has irrevocably and unconditionally guaranteed the repayment of principal and interest for the following: 3320 Fairmount LLC entered into a loan to borrow up to $890,000 to finance the acquisition and improvement of the IZOLA Main property at 3320 Fairmount Avenue in San Diego, California. The interest rate is variable (prime + 3%) and is currently 11.5% per annum. The loan matures September 3, 2047. Prepayment is permitted without penalty. The balance of the loan was $209,426 as of May 2024.
3320 Fairmount LLC	Limited liability company owned by Jeffrey Brown and Jennifer Chen	$375,731 paid through May 2024.	On August 1, 2022, the Company entered into a lease with 3320 Fairmount LLC for the IZOLA Main property at 3320 Fairmount Avenue in San Diego, California. Rental payments fund the previously described loan obligations guaranteed by IZOLA as well as development and property improvement expenses. The Company's annual lease obligation is $193,924 through 2028, and the aggregate obligation thereafter is $3.6M. Monthly payments are currently $16,160. Payments are subject to increase if leasehold improvement expenses increase. The lease will terminate on the later of (A) August 4, 2047 or (B) the termination of the 3320 Fairmount LLC loans previously described.

			If the all loans and obligations related to tenant improvements are paid-in-full before the termination of this lease, monthly lease payments will be equal to the then-prevailing base rental rate for new triple net leases of comparable space in the City Heights area, excluding the value of the tenant improvements paid for by Tallgrass Pictures, LLC. Using current price per square foot per month for comparable properties, the monthly lease payments would be $17,000, excluding tenant improvements made by Tallgrass Pictures, LLC. This is a forward-looking estimate and is expected to change.
Jeffrey Brown and Jennifer Chen	Managing Members	Up to $195,000	The Company has agreed to pay Jeffrey Brown and Jennifer Chen performance-based bonuses of up to $195,000 in the aggregate at an undetermined time. The Company reserves the right to decide when and how much shall be paid to each, not exceeding $195,000.

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DISCUSSION & ANALYSIS OF FINANCIAL CONDITION & RESULTS OF OPERATIONS

Please also see the "ANNUAL REPORT DISCLOSURE INFORMATION" within this Form C-AR and the financial statements attached hereto as Exhibit A. The financial statements are an important part of this Form C-AR and should be reviewed in their entirety.

Results of Operations

IZOLA Bakery's financial performance from 2020 through 2023 reflects a remarkable transformation and a period of exponential growth. The company's roots as a photo studio, established in 2004, took a significant turn in 2020 when it transitioned into the artisan bakery it is today. This pivotal shift marked the beginning of a new era for IZOLA, one characterized by rapid expansion and a growing reputation for exceptional baked goods.

In 2020, IZOLA's revenue was nascent, as the bakery was in its early stages of development. However, the company quickly gained traction, fueled by a passionate team, a commitment to quality, and a growing demand for artisan bread and croissants. The following years, saw IZOLA's revenue skyrocket, with an annual growth rate of 130% from 2020 through 2023. This impressive growth trajectory culminated in over $1.6 million in revenue for 2023, a testament to the company's successful transition and the strength of its brand. It is important to note that the 2023 revenue accounted for only ten months, as the company ceased operations in October 2023 as part of its relocation effort.

This period of exceptional growth can be attributed to several factors, including a focus on high-quality, organic ingredients, a dedication to traditional baking methods, and a strong connection to the local community. IZOLA's sourdough bread and croissants quickly became sought-after items, drawing a loyal following and generating significant buzz in the San Diego food scene. The company's success in navigating the challenges of a new venture and a rapidly changing market is a testament to its entrepreneurial spirit and its ability to adapt and innovate.

However, IZOLA has also experienced increased operating costs in recent years. In 2023, the company recorded $1.05 million in operating expenses, nearly doubling the $0.59 million from the previous year. Over the recorded years (2020 – 2023), payroll and lease expenses have accounted for most of the company's operating costs. IZOLA's focus on rapid growth, investment in premium ingredients, and dedication to fair employee compensation have all contributed to these increased operating costs. Despite the annual increases in operating expenses, the company has maintained substantial growth in its annual revenue, demonstrating its ability to scale operations effectively to meet growing demand. Nonetheless, the expansion costs have resulted in annual net losses, with the company posting a full-year 2023 net loss of $0.31 million.

The company's financial performance in early 2024 reflects significant changes due to its ongoing relocation. Although IZOLA has ceased its baking operations, it continues to generate revenue from leasing its bakery space, bringing in over $15,000 through April. This has helped the company maintain its revenue streams, although its operating costs have significantly impacted its net losses. As a result, the company has burned an average of $135,000 a month through the first four months of 2024. As of May 2024, Izola had $189,000 in cash on hand.

IZOLA Bakery has not yet achieved profitability. The company's focus on rapid expansion, investment in quality ingredients, temporary closure, and commitment to fair wages for its staff have contributed to higher operating costs. Additionally, unforeseen events, such as the temporary closure of its original location, have presented financial challenges. While IZOLA remains optimistic about its long-term prospects, it does not anticipate achieving profitability within the next twelve (12) months as it continues to invest in its growth strategy and navigate the complexities of the competitive bakery market.

Material Changes and Trends

In late 2023, IZOLA Bakery experienced a material change due to an unforeseen temporary closure of its original East Village location. This closure was necessitated by a violation of food permit requirements, requiring substantial upgrades to the kitchen and restaurant space to meet operational needs. While initially intending to reopen in early 2024 after renovations, the company ultimately decided not to return to its original location due to ongoing challenges with the century-old building.

This closure represented a significant shift for the company, forcing it to adapt and pivot its operations. However, IZOLA has demonstrated resilience and adaptability by securing a new location in the East Village and working diligently to reopen its doors as quickly as possible. The company remains committed to serving its loyal customer base and is focused on resuming normal operations while ensuring that the new location meets all necessary requirements and provides an even better experience for its customers.

Liquidity and Capital Resources

In order to achieve the Company's near and long-term goals, the Company will need to procure additional funds. There is no guarantee the Company will be able to raise such funds on acceptable terms or at all. If we are not able to raise sufficient capital in the future, we will not be able to execute our business plan, our continued operations will be in jeopardy and we may be forced to cease operations and sell or otherwise transfer all or substantially all of our remaining assets, which could cause an investor to lose all or a portion of his or her investment.

Capital Expenditures and Other Obligations

IZOLA is set to embark on a significant expansion, with the expectation of investing up to $7.5 million to establish a central production facility designed to serve as a hub for its bakery operations. To date, the company has secured up to $2,050,000 for the acquisition of the land and building, marking a crucial first step. This loan amount was issued to a 3320 Fairmount LLC, a related party of IZOLA, which is a guarantor of the loan. However, further funding is required to transform the space into a fully functional hub. IZOLA is actively pursuing a loan from a manufacturer to cover the estimated $2 million cost of procuring state-of-the-art automated production systems. In addition, the company anticipates an expenditure of up to $1.5 million for material handling equipment. The remaining funds from the $7.5 million budget will be allocated to essential renovations of the property, ensuring it meets IZOLA's operational needs and standards.

Additionally, it expects capital costs of at least $1 million to purchase its first café bakeshop following the opening of IZOLA Main. While total development costs are unknown at this time, the company estimates its total capital costs for the ongoing development of IZOLA Main and store expansion plans to be up to $10 million. This amount may change throughout the Company's development process.

_____

SIGNATURE

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C-AR and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

The issuer also certifies that the attached financial statements are true and complete in all material respects.

/s/Jeffrey Brown
(Signature)

Jeffrey Brown
(Name)

Manager
(Title)

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C-AR has been signed by the following persons in the capacities and on the dates indicated.

/s/ Jeffrey Brown
(Signature)

Jeffrey Brown
(Name)

Manager
(Title)

June 24, 2024
(Date)

EXHIBITS

Exhibit A   Audited Financial Statements

EXHIBIT A

Audited Financial Statements

Izola Bakery

Financial Statements and Report

December 31, 2023 and 2022

Table of Contents



Independent Auditor's Report

To Management of:
Izola Bakery
San Diego, CA

Report on the Audit of the Financial Statements

Opinion

We have audited the financial statements of Tallgrass Pictures, LLC (d/b/a Izola Bakery), which comprise the balance sheets as of December 31, 2023 and December 31, 2022, and the related statements of income, changes in members' equity, and cash flows for the years then ended, and the related notes to the financial statements.

In our opinion, the accompanying financial statements present fairly, in all material respects, the financial position of Tallgrass Pictures, LLC as of December 31, 2023 and December 31, 2022, and the results of its operations and its cash flows for the years then ended in accordance with accounting principles generally accepted in the United States of America.

Basis for Opinion

We conducted our audits in accordance with auditing standards generally accepted in the United States of America (GAAS). Our responsibilities under those standards are further described in the Auditor's Responsibilities for the Audit of the Financial Statements section of our report. We are required to be independent of Tallgrass Pictures, LLC and to meet our other ethical responsibilities, in accordance with the relevant ethical requirements relating to our audits. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Responsibilities of Management for the Financial Statements

Management is responsible for the preparation and fair presentation of the financial statements in accordance with accounting principles generally accepted in the United States of America, and for the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the financial statements, management is required to evaluate whether there are conditions or events, considered in the aggregate, that raise substantial doubt about Tallgrass Pictures, LLC's ability to continue as a going concern within one year after the date that the financial statements are available to be issued.

Auditor's Responsibilities for the Audit of the Financial Statements

Our objectives are to obtain reasonable assurance about whether the financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor's report that includes our opinion. Reasonable assurance is a high level of assurance but is not absolute assurance and therefore is not a guarantee that an audit conducted in accordance with GAAS will always detect a material misstatement when it exists. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control. Misstatements are considered material if there is a substantial likelihood that, individually or in the aggregate, they would influence the judgment made by a reasonable user based on the financial statements.

In performing an audit in accordance with GAAS, we:

• Exercise professional judgment and maintain professional skepticism throughout the audit.
• Identify and assess the risks of material misstatement of the financial statements, whether due to fraud or error, and design and perform audit procedures responsive to those risks. Such procedures include examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements.
• Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of Tallgrass Pictures, LLC's internal control. Accordingly, no such opinion is expressed.
• Evaluate the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluate the overall presentation of the financial statements.
• Conclude whether, in our judgment, there are conditions or events, considered in the aggregate, that raise substantial doubt about Tallgrass Pictures, LLC's ability to continue as a going concern for a reasonable period of time.

We are required to communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit, significant audit findings, and certain internal control–related matters that we identified during the audit.

Company's Ability to Continue as a Going Concern

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 11 to the financial statements, the Company has experienced losses since inception and has relied on debt and equity raised via crowdfunding to fund operations and these conditions raise doubt about the Company's ability to continue as a going concern. Management's evaluation of the events and conditions and management's plans regarding these matters are also described in Note 11. The financial statements do not include any adjustments that might result from the outcome of this uncertainty. Our conclusion is not modified with respect to this matter.

Tesseract Advisory Group LLC

_____

Tesseract Advisory Group LLC
OWINGS MILLS, MD
June 14, 2024


Izola Bakery

Balance Sheet

As of December 31, 2023 and 2022


	Note	2023	2022
Assets			
Current Assets			
Cash and cash equivalents	1.g	$ 604,726	$ 348,900
Inventories	1.h	35,505	42,132
Investment receivable	2	98,497	-
Total Current Assets		738,728	391,032
Noncurrent Assets			
Property, plant, and equipment, net	3	353,299	161,034
Right-of-use assets, operating leases	6	1,677,628	1,748,764
Total Noncurrent Assets		2,030,927	1,909,798
Total Assets		2,769,655	2,300,830
Liabilities & Members' Equity			
Liabilities			
Current Liabilities			
Accounts payable and accrued expenses	4	56,463	83,298
Debt, current	5	6,493	4,538
Operating lease liabilities, current	6	193,924	157,841
Total Current Liabilities		256,880	245,677
Noncurrent Liabilities			
Debt, noncurrent	5	401,111	407,604
Operating lease liabilities, noncurrent	6	1,560,110	1,613,749
Total Noncurrent Liabilities		1,961,221	2,021,353
Total Liabilities		2,218,101	2,267,030
Members' Equity		551,554	33,800
Total Liabilities & Members' Equity		$ 2,769,655	$ 2,300,830

See independent auditor's report. The accompanying notes are an integral part of these financial statements.


Izola Bakery

Statement of Income

For the years ended December 31, 2023 and 2022


	Note	2023	2022
Revenues	7	$ 1,647,324	$ 1,093,519
Cost of goods sold	1.m	891,308	753,837
Gross Profit		756,016	339,682
Operating Expenses			
Wages, payroll taxes and benefits		489,198	284,166
Lease expense	6	307,452	131,705
Supplies and small equipment		62,401	33,747
Legal and other professional fees and services		38,772	21,174
Utilities		36,750	28,843
Repairs and maintenance	1.o	32,081	29,222
Communications and information technology		27,385	21,542
Travel		14,139	3,580
Advertising and promotion	1.n	10,494	11,133
Other operating expense		8,662	5,354
Permits and taxes other than income tax		5,177	6,774
Insurance		4,751	3,517
Depreciation	3	15,232	9,232
Total Operating Expenses		1,052,494	589,989
Operating Income (Loss)		(296,478)	(250,307)
Other Income (Expense)			
Interest income		9,902	-
Interest expense	5	(22,984)	(12,724)
Grant income	8	-	15,000
Total Other Income (Expense)		(13,082)	2,276
Net Income (Loss)		$ (309,560)	$ (248,031)

See independent accountant's audit report. The accompanying notes are an integral part of these financial statements.


Izola Bakery

Statement of Changes in Members' Equity

For the years ended December 31, 2023 and 2022


	General Member's Equity	Accumulated Deficit	Total Member's Equity
Balance at January 1, 2022	$ 328,468	$ (429,875)	$ (101,407)
Net loss	-	(248,031)	(248,031)
Issuance of member's equity, net of equity issuance costs	383,238	-	383,238
Balance at December 31, 2022	711,706	(677,906)	33,800
Net loss	-	(309,560)	(309,560)
Issuance of member's equity, net of equity issuance costs	827,314	-	827,314
Balance at December 31, 2023	$ 1,539,020	$ (987,466)	$ 551,554

See independent accountant's audit report. The accompanying notes are an integral part of these financial statements.

Izola Bakery

Statement of Cash Flows

For the years ended December 31, 2023 and 2022

		2023		**2022**
Cash Flows				
Cash Flows From Operating Activities				
Net income (loss)	$	(309,560)	$	(248,031)
Adjustments to Reconcile Net Income (Loss) to Net Cash Provided by (Used in) Operating Activities				
Depreciation		15,232		9,232
Amortization of right-of-use assets		71,136		29,640
Total Adjustments to Reconcile Net Income (Loss) to Net Cash Provided by (Used in) Operating Activities		86,368		38,872
(Increase) decrease in operating assets, net of effects of businesses acquired				
Inventories		6,627		37,229
Investment receivable		(98,497)		-
Increase (decrease) in operating liabilities, net of effects of businesses acquired				
Accounts payable and accrued liabilities		(26,835)		23,258
Operating lease obligations		(17,556)		-
Net Cash Provided by (Used in) Operating Activities		(359,453)		(148,672)
Cash Flows from Investing Activities				
Purchase of property, plant, and equipment		(207,497)		(80,812)
Net Cash Provided by (Used in) Investing Activities		(207,497)		(80,812)
Cash Flows from Financing Activities				
Proceeds from issuance of debt		-		94,942
Repayment of debt		(4,538)		-
Issuance of member equity, net of equity issuance costs		827,314		383,238
Net Cash Provided by (Used in) Financing Activities		822,776		478,180
Net Increase (Decrease) in Cash and Cash Equivalents		255,826		248,696
Cash and cash equivalents at beginning of year		348,900		100,204
Cash and Cash Equivalents at End of Year		604,726		348,900

Supplemental Cash Flow Information				
Cash Paid During the Year for				
Interest		22,984		12,724
Noncash Investing and Financing Activities				
Right-of-use assets acquired in exchange for new operating lease liabilities	$	-	$	1,771,590

See independent accountant’s audit report. The accompanying notes are an integral part of these financial statements.

Notes to the Financial Statements

See independent accountant's audit report. The accompanying notes are an integral part of these financial statements.

Izola Bakery
Notes to the Financial Statements
For the years ended December 31, 2023 and 2022

1. Summary of significant accounting policies

a. Nature of operations

Izola Bakery (the Company) is a small-batch artisan bakery in San Diego that specializes in hot from the oven croissants and sourdough and takes action on a justice-based mission. IZOLA is planning to open 12 additional locations and has identified a site and completed construction documents for a dough factory to supply the new location. IZOLA is currently closed and planning to open in a new location in June 2024.

In October 2023 the Company was required to suspend retail operations at its 13th Street location because the Company's sales volume and employee head count exceeded the maximum allowable per its health permit. Accordingly, revenue for the year ended December 21, 2023 is based on 10 months of sales instead of a typical 12 month year as is presented for 2022.

b. Basis of accounting

The financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America ("GAAP") as detailed in the Financial Accounting Standards Board's Accounting Standards Codification. The financial statements have been prepared on the accrual basis of accounting.

c. Use of estimates

The preparation of the financial statements in conformity with accounting principles generally accepted in the United States of America (GAAP) requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could materially differ from those estimates.

d. Fair value measurements

Generally accepted accounting principles define fair value as the price that would be received to sell an asset or be paid to transfer a liability in an orderly transaction between market participants at the measurement date (exit price) and such principles also establish a fair value hierarchy that prioritizes the inputs used to measure fair value using the following definitions (from highest to lowest priority):

• Level 1 – Unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities.

• Level 2 – Observable inputs other than quoted prices included within Level 1 that are observable

See independent accountant's review report. The accompanying notes are an integral part of these financial statements.

for the asset or liability, either directly or indirectly, including quoted prices for similar assets and liabilities in active markets; quoted prices for identical or similar assets and liabilities in markets that are not active; or other inputs that are observable or can be corroborated by observable market data by correlation or other means.

• Level 3 – Prices or valuation techniques requiring inputs that are both significant to the fair value measurement and unobservable.

The fair values of assets approximate their carrying value due to the relatively short periods to maturity. The fair value of the company's long-term debt approximates their carrying value as the terms and conditions are comparable to current market conditions or due in a relatively short period of time.

e. Concentration of credit risk

The Company maintains its cash with a major financial institution located in the United States of America, which it believes to be creditworthy. The Federal Deposit Insurance Corporation insures balances up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits. The Company has not experienced any losses in these accounts.

f. Income taxes

The Company is a limited liability company that has elected to be taxed as a C-corporation.

The Company accounts for income taxes using the asset and liability method in accordance with ASC Topic 740, Income Taxes. Under the asset and liability method, deferred income taxes are recognized for differences between the financial reporting and tax bases of assets and liabilities at enacted statutory tax rates in effect for the year in which the differences are expected to reverse. The effect on deferred taxes of a change in a tax rates is recognized in income in the period that includes the enactment date. Valuation allowances are established when necessary to reduce deferred tax assets to the amount expected to be realized.

The Company also accounts for uncertain tax positions in accordance with ASC Topic 740, Income Taxes. This guidance prescribes a more-likely-than-not threshold for financial statement recognition and measurement of a tax position taken in the Company's income tax returns. As of December 31, 2023, the Company had no uncertain tax positions which affected its financial position, its results of operations or its cash flows, and will continue to evaluate for uncertain tax positions in the future. There are no estimated interest costs or penalties provided for in the Company's financial statements for the years ended December 31, 2023 and 2022. If at any time the Company should record interest and penalties

See independent accountant's review report. The accompanying notes are an integral part of these financial statements.

in connection with income taxes, the interest and the penalties will be expensed within the interest and general and administrative expenses.

For the years ended December 31, 2023, and 2022 the Company had Net Operating Loss carryforwards and reserves as follows:

	2023	2022
Net Operating Loss Carryforwards (federal)	$ 570,203	$ 228,825
Valuation Allowance	$ (570,203)	$ (228,825)
Net Provision for income tax	-	-

g. Cash and cash equivalents

Cash and cash equivalents includes short-term investments and highly liquid investments in money market instruments which are carried at the lower of cost and market value with a maturity date of three months or less from the acquisition date. These are valued at cost which approximates market value. As of December 31, 2023 and 2022 the Company's cash consisted of deposits held in business checking and savings accounts at financial institutions in the United States.

h. Inventories

Inventory is stated at the lower of cost (first-in, first-out) or market. The Company's inventory is constantly monitored for obsolescence. This is based on management's estimates and considers such factors as turnover, technical obsolescence, right of return status to suppliers and price protection offered by suppliers. These estimates are necessarily subject to a degree of measurement uncertainty. The Company did not have any reserves for slow-moving and obsolete inventory at December 31, 2023 and 2022. Inventory as of December 31, 2023 and 2022 consists mostly of raw materials.

i. Property, plant and equipment

Property, plant and equipment is recorded at cost. Expenditures for additions, improvements and other enhancements to property, plant and equipment are capitalized, and minor replacements, maintenance, and repairs that do not extend asset life or add value are charged to expense as incurred. When property, plant and equipment assets are retired or otherwise disposed of, the related cost and accumulated depreciation is removed from the accounts and any resulting gain or loss is included in results of operations for the respective period.

Depreciation is provided for using the straight-line method over the estimated useful lives as follows

Izola Bakery
Notes to the Financial Statements
For the years ended December 31, 2023 and 2022

for the major classes of assets:

Machinery, equipment, furniture and fixtures	5-7 years

j. Leasehold improvements

Leasehold improvements are recorded as components of property, plant and equipment. ASU 2023-01, Leases (Topic 842): Common Control Arrangements requires amortizing leasehold improvements for leases between entities under common control over the useful life of those assets, regardless of the lease term. Accordingly, the cost of leasehold improvements is charged to depreciation using the straight-line method over the estimated useful lives of the improvements. The Company estimates that leasehold improvements will have a useful life of 20 years. As of December 31, 2023 and 2022, leasehold improvements had yet to be placed in service.

k. Leases

In February 2016, the FASB issued guidance ASC Topic 842, Leases to increase transparency and comparability among organizations by requiring the recognition of right-of-use ("ROU") assets and lease liabilities on the balance sheet. Most prominent among the changes in the standard is the recognition of ROU assets and lease liabilities by lessees for those leases classified as operating leases. Under the standard, disclosures are required to meet the objective of enabling users of financial statements to assess the amount, timing, and uncertainty of cash flows arising from leases.

The Company adopted the standard effective January 1, 2022 and recognized and measured leases existing at January 1, 2022 (the beginning of the period of adoption), with certain practical expedients available. Accordingly, the Company applied the guidance to each lease that had commenced as of the adoption date and also elected a package of practical expedients which included the following: no requirement to reassess the following:

(a) whether any expired or existing contracts are, or contain, leases,
(b) the lease classification for any expired or existing leases, and
(c) the recognition requirements for initial direct costs for any existing leases.

The Company excludes short-term leases having initial terms of twelve months or less from the new guidance as an accounting policy election and recognizes rent expense for such leases on a straight-line basis over the lease term. In calculating the related lease liabilities at the time of adoption, the Company utilized historical experience when determining the noncancelable portion of the lease term and elected to use the risk-free rate as the discount rate. The Company determines if an arrangement is a lease at inception.

On March 27, 2023, the Financial Accounting Standards Board (FASB) issued ASU 2023-01, Leases (Topic 842): Common Control Arrangements, to address two issues related to accounting for arrangements between entities under common control: (1) the terms and conditions to be considered, and (2) leasehold improvements. The new guidance provides a practical expedient for arrangements between entities under common control that allows an in-scope entity to use the written terms and conditions of the arrangement to determine whether it contains a lease, rather than using the legally enforceable terms and conditions. Under this practical expedient, an entity should consider whether the written terms and conditions convey the practical, rather than enforceable, right to control the use of an identified asset. If the arrangement is or contains a lease, the entity must classify and account for that lease based on the written terms and conditions under the practical expedient. The practical expedient applies to both lessors and lessees, and can be elected on an arrangement-by-arrangement basis. The Company has elected for early adoption of this new standard and has made effective for the years ended December 31, 2022 and 2023.

The Company leases its facility from an entity under common control and has determined that the arrangement qualifies as a lease arrangement. Accordingly, the Company records the lease as operating lease ROU assets and operating lease liabilities (current portion and long-term portion) on the accompanying balance sheet. Operating lease ROU assets and the related lease liabilities are recognized based on the present value of the future minimum lease payments over the lease term at commencement date. The operating lease ROU assets also include lease incentives and initial direct costs incurred. For operating leases, interest on the lease liability and the amortization of ROU asset result in straight-line rent expense over the lease term.

l. Revenue recognition

The Company generates revenue from its sale of finished goods and services and records revenue in accordance with ASC Topic 606, "Revenue from Contracts with Customers" which establishes principles for reporting information about the nature, amount, timing and uncertainty of revenue and cash flows arising from the entity's contracts to provide goods or services to customers.

Revenues are recognized when control of the promised goods or services are transferred to a customer, in an amount that reflects the consideration that the Company expects to receive in exchange for those goods or services. The Company applies the following five steps in order to determine the appropriate amount of revenue to be recognized as it fulfills its obligations under each of its agreements: 1) identify the contract with a customer; 2) identify the performance obligations in the contract; 3) determine the transaction price; 4) allocate the transaction price to performance obligations in the contract; and 5) recognize revenue as the performance obligation is satisfied.

The Company's revenue from its bakery is derived from sales at its location and is recognized at the time of sale. The Company recognizes revenue from production services and studio rental once the services have been delivered.

m. Cost of goods sold

Cost of goods sold includes the following expenses; raw material and packaging costs, point of sale credit card and payment processing fees, and costs of labor involved in the baking process, including salaries, payroll taxes, and other benefits.

n. Advertising expenses

Advertising and promotional costs are expensed as incurred.

o. Repair and maintenance

Routine repairs and maintenance are expensed as incurred. Improvements and major repairs, which extend the useful life of an asset, are capitalized and depreciated.

p. Comprehensive income

The Company does not have any comprehensive income items other than net income.

2. Investment receivable

As of December 31, 2023, the Company recorded an investment receivable for funds that had been raised via a Crowdfunding campaign from Mainvest but had yet to be received. These funds were received in cash in early January 2024.

3. Property, plant, and equipment

The historical costs of the Company's property, plant and equipment and related accumulated depreciation balances are as follows:

See independent accountant's review report. The accompanying notes are an integral part of these financial statements.

		2023		2022
Machinery and equipment	$	891,779	$	807,205
Leasehold improvements		203,566		80,643
Total Cost		1,095,345		887,848
Total Accumulated Depreciation		(742,046)		(726,814)
Total	$	353,299	$	161,034

Depreciation expense for the year ended December 31, 2023 and 2022 was $15,232 and $9,232, respectively.

4. Accounts payable and accrued expenses

Accounts payable and accrued expenses consist of the following:

		2023		2022
Trade accounts payable	$	33,123	$	1
Credit card liabilities		20,040		55,235
Accrued payroll and related benefits		1,705		19,172
Sales and excise tax payable		1,595		8,890
Total	$	56,463	$	83,298

5. Debt

a. In compliance with covenants

Under certain debt agreements, the Company is committed to respect certain negative covenants, including restrictions on the ability to incur certain indebtedness, incur additional capital expenditures, pay dividends, make certain other payments, create liens, sell assets and engage in mergers. The Company must also maintain certain financial covenants and ratios, including debt and capital ratios and revenue levels. Restrictions also exist with respect to the ability of the Company to transfer funds in the form of dividends, loans or otherwise to the shareholders. As of December 31, 2023, the Company was in compliance with these covenants. It is management's opinion that the Company is likely to remain in compliance with all long-term debt covenants throughout the twelve months subsequent to December 31, 2023.

b. Accounts by period and repayment schedule

Long-term debt consists of the following:

Izola Bakery
Notes to the Financial Statements
For the years ended December 31, 2023 and 2022

	2023		2022	
Revenue Sharing Note	$	90,404	$	94,942
SBA EIDL Loan		317,200		317,200
Total debt		407,604		412,142
Less: current portion		(6,493)		(4,538)
Long-term portion of debt	$	401,111	$	407,604

On May 26, 2020 the Company received $122,400 in an Economic Injury Disaster Loan ("EIDL" or the "Loan") from the Small Business Administration ("SBA"). The loan carried an annual interest rate of 3.75% per annum and installment payments, including principal and interest, of $597 monthly beginning 12 months from the date of the note and matures 30 years from the date of the note.

On August 5, 2021, the SBA modified the loan and increased the amount to $317,200. The interest rate was unchanged and the payment increased to $1,601 monthly, beginning 24 months from the date of the original note. The balance of principal interest is due 30 years from the date of the original note.

The Company's Revenue Sharing notes are to be repaid to investors at a rate of .306% of gross revenue, paid quarterly until the maturity date of January 1, 2031, when any balance remaining becomes due in full.

Principal repayments on long-term debt over the next five years are as follows:

2024	$	6,493
2025		12,926
2026		15,011
2027		17,251
2028		19,977
Subsequent		335,946
Total	$	407,604

6. Leases

The Company rents a facility from an entity under common control, 3320 Fairmont LLC ("landlord"). The facility is currently a 5,000 square foot building on an 18,000 square foot lot with parking. Improvements are underway to increase the size of the building to 13,000 square feet. The amounts paid under the lease will vary as the landlord expands the property. As this entity is under common control, management has estimated

Izola Bakery

Notes to the Financial Statements

For the years ended December 31, 2023 and 2022

the amounts to be paid over the life of a 300 month lease based on estimated timing and amounts for improvements over this timespan. These amounts are based on the estimated service of the debt (refer to Note 9 for more information on debt guarantees) plus amounts for property tax and maintenance. The Company has classified this lease as an operating lease.

Amounts reported in the balance sheets as of December 31, 2023 and 2022 were as follows:

	2023	2022
Operating lease ROU assets	$ 1,677,628	$ 1,748,764
Operating lease liabilities (current and noncurrent)	$ 1,754,034	$ 1,771,590

During 2023, cash paid for amounts included in the measurement of operating lease liabilities was $157,841.

Other information related to leases as of December 31, 2023 and 2022 was as follows:

	2023	2022
Weighted average remaining lease term: Operating leases	24 years	25 years
Weighted average discount rate: Operating leases	10%	10%

A summary of the maturity of the Company's lease liabilities is as follows:

2024	$ 193,924
2025	193,924
2026	193,924
2027	193,924
2028	193,924
Subsequent	3,603,763
Total undiscounted lease payments	4,573,383
Less: imputed interest	(2,819,349)
Total lease liabilities	$ 1,754,034

The Company includes expenses on short-term leases in lease expense on the statement of income. These short-term leases are not included in right of use asset or lease liability calculations on the balance sheet. For the years ended December 31, 2023 and 2022, lease expenses includes payment

Izola Bakery
Notes to the Financial Statements
For the years ended December 31, 2023 and 2022

for short-term leases of $98,428 and $81,962, respectively.

7. Revenue

Revenues consist of the following:

	2023	2022
Food and beverage sales	$ 1,631,959	$ 1,084,095
Studio and catering sales	15,365	9,424
Total Revenues	$ 1,647,324	$ 1,093,519

8. Grant income

In 2022, the Company received $10,000 in grants under the San Diego County Small Business Brant program and City of San Diego Small Business and Nonprofit Relief Grant Program. The Company used these funds for payroll and rent costs in compliance with the grant terms and has recognized these funds as other income for the year ended December 31, 2022.

9. Commitments and contingencies

In accordance with *ASC 460*, *Guarantees*, the Company has disclosed the following financial guarantees and the associated obligations. The Company has guaranteed certain obligations of 3320 Fairmont LLC, in relation to a loan obtained by 3320 Fairmont LLC from Live Oak Banking Company.

The Company has irrevocably and unconditionally guaranteed the repayment of principal and interest on a $1,160,000 Promissory Note (the "Loan") from Live Oak Banking Company to 3320 Fairmont LLC. The Loan matures on September 3, 2047, and bears interest at a rate of 6.58% per annum. The guarantee obligates the Company to perform in the event that 3320 Fairmont LLC fails to make timely payments of principal and interest. The guarantee remains in effect until the Loan is fully repaid. As of December 31, 2023, the outstanding principal balance of the Loan was $1,150,684. The Company would be required to perform under the guarantee if 3320 Fairmont LLC fails to make any required payments of principal or interest on the Loan when due. In the event the Company is required to perform under the guarantee, it has rights of indemnity against 3320 Fairmont LLC for any amounts paid under the guarantee. The Company believes that it is remote that 3320 Fairmont LLC will fail to meet its obligations under the Loan.

The Company has irrevocably and unconditionally guaranteed the repayment of principal and interest on a $890,000 SBA Loan (the " SBA Loan") from the Small Business Administration to 3320 Fairmont LLC. The SBA

Izola Bakery
Notes to the Financial Statements
For the years ended December 31, 2023 and 2022

Loan is for the purchase of real estate and construction, matures on September 3, 2047, and bears interest at a variable rate that was 11.5% per annum as of December 31, 2023. The guarantee obligates the Company to perform in the event that 3320 Fairmont LLC fails to make timely payments of principal and interest. The guarantee remains in effect until the SBA Loan is fully repaid. As of December 31, 2023, the full amount of the approved SBA Loan had not yet been drawn and the outstanding principal balance was $209,426. The Company would be required to perform under the guarantee if 3320 Fairmont LLC fails to make any required payments of principal or interest on the SBA Loan when due. In the event the Company is required to perform under the guarantee, it has rights of indemnity against 3320 Fairmont LLC for any amounts paid under the guarantee. The Company believes that it is remote that 3320 Fairmont LLC will fail to meet its obligations under the SBA Loan.

The maximum potential amount of future principal payments the Company could be required to make under these guarantee is $2,050,000, plus any accrued but unpaid interest.

The Company has not received any fees from 3320 Fairmont LLC for providing the guarantee.

From time to time, the Company may be involved in litigation relating to claims arising out of operations in the normal course of business. As of December 31, 2023, there were no pending or threatened lawsuits that could reasonably be expected to have a material effect on the results of the Company's operations.

10. Related party transactions

The Company is currently paying to the Manager (co-founder Jeffrey Brown) compensation of $16.30 per hour. The Company is also paying compensation to Jennifer Chen (co-founder) of $16.30 per hour for her services as an executive of the Company. It is anticipated that such compensation may be adjusted from time to time (and may be changed from per hour compensation to an annual salary with benefits) based on the success of IZOLA, market conditions, compensation paid to others for similar services, and other factors, as determined by Manager in his good faith discretion.

The Company has agreed to pay Jeffrey Brown (Manager and co-founder) and Jennifer Chen (executive and co-founder) performance bonuses of up to $195,000 in the aggregate. The Manager shall determine the final amount and timing of the bonus payments based on the Company's ability to pay the performance bonuses as determined by Manager, in Manager's sole good faith discretion, provided that the total of the performance bonuses both to Brown and Chen shall not exceed $195,000 in the aggregate.

11. Going concern

These financial statements have been prepared on a going concern basis which contemplates the realization of assets and the payment of liabilities in the ordinary course of business. As shown in the accompanying financial statements, during the year ended December 31, 2023 the Company incurred losses of $309,560 (2022 - $248,031). The Company has relied on equity raised via crowdfunding campaigns and debt to cover losses and fund its operations. Those factors and conditions create a doubt about the Company's ability to continue as a going concern for the year following the date the financial statements are available to be issued. Management of the Company has developed a plan to raise capital via additional crowdfunding campaigns. The ability of the Company to continue as a going concern and meet its obligations as they become due is dependent on management's ability to successfully implement the plan. The financial statements do not include any adjustments that might be necessary if the Company is unable to continue as a going concern.

12. Subsequent events

In March of 2024, the Company completed a Regulation CF offering to fund various activities including but not limited to: new product development, real estate development for company use, debt reduction, technology improvements, equipment purchases, workforce recruiting, expansion and training.

On June 6, 2024, the Company received health department final approval on its new retail baking and sales location at 1429 Island Avenue in San Diego. The new location seats 170 with a patio that opens on an urban park with a children's playground and dog park and tenant improvements are nearly completed.

Additionally, the Company is planning a new dough manufacturing facility and bakeshop in City Heights neighborhood that will allow an increase in production of 20x, while improving quality and taking action on justice based principals. The Company is leasing the land from the Company founders and the Company will invest an additional 5.5 million dollars (1.1M increase on already approved SBA 504 loan, 4.4M in additional Regulation CF equity raise at Microventures launching in June 2024).

Management evaluated all activity of the Company through June 14, 2024 (the issuance date of the financial statements) and concluded that no other subsequent events have occurred that would require recognition in the financial statements or disclosure in the related notes to the financial statements.

See independent accountant's review report. The accompanying notes are an integral part of these financial statements.